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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Community Bank System, Inc.
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   (Last)                            (First)              (Middle)


5790 Widewaters Parkway
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                                    (Street)
Dewitt                                 NY                   13214
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

11/29/00
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

First Liberty Bank Corp. (FLIB)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person
     [ ]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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

No securities owned
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
                                                                          (Over)


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FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

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Stock option (right                                  Common Stock, par
  to buy)                 (1)       (1)              value $0.31 per share  1,267,359     $13.25         D
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Reminder: report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) In connection with the execution and delivery of an Agreement and Plan of Merger (the "Merger Agreement"), dated November 29, 2000, which contemplates that First Liberty Bank Corp. ("First Liberty") will merge with and into Community Bank System, Inc. ("CBSI"), First Liberty granted CBSI an option to purchase up to 19.9% of the total number of shares of common stock, par value $0.31 per share, of First Liberty ("Common Stock") issued and outstanding. On November 29, 2000, First Liberty had a total of 6,368,640 shares of Common Stock issued and outstanding. Thus, had the option been exercisable on that date, 1,267,359 shares of Common Stock would have been issuable under the option. If the option were exercised in full, CBSI would own 16.6% of First Liberty's then outstanding shares of Common Stock. The option is exercisable only in the event of certain circumstances involving transactions by First Liberty with third parties, acts of third parties, or break-up of the Merger Agreement, and the option will expire upon the occurrence of certain events described in the Stock Option Agreement, dated November 29, 2000, by and between CBSI and First Liberty (the "Option Agreement"). The foregoing is qualified in its entirety by reference to a more complete description of the Option Agreement contained in the Schedule 13D filed by CBSI with the Securities and Exchange Commission on December 11, 2000, and a copy of the Option Agreement incorporated by reference as Exhibit 1 thereto. CBSI disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that CBSI is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

COMMUNITY BANK SYSTEM, INC.


/s/ Sanford A. Belden                                         12/11/2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
Sanford A. Belden
President and Chief Executive Officer

*  If the form is filed by more than one reporting person, see Instruction
   5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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